Exhibit 99.6

TO: Directors and Vice Presidents

FROM: Kent Walker

SUBJECT: IMPORTANT NEWS – Communications Guidelines about Planned Offer to Exchange Stock Options

DATE: January 22, 2009

IMPORTANT – PLEASE READ CAREFULLY

Dear Directors and Vice Presidents,

Today we are announcing a planned option exchange program. You should have received an email earlier [link to Laszlo’s email] with the announcement from Laszlo Bock, linking to the program website:                             . When the program launches, we’ll be adding more resources to this site and holding a series of workshops to help familiarize Googlers with the election process and to help them decide whether they want to participate.

As a manager, you may be approached by employees with questions and concerns about this program. Communications between you and employees are subject to a number of rules and requirements. Please use the guidelines below when responding to questions and comments from employees. Failing to follow these guidelines could result in liability to Google and expensive efforts to comply with the rules, so please be careful. If you have any questions, please feel free to call                      or                     .

Thank you for your close attention to this important issue.

Communication DO’s and DON’Ts

1. Prior to the Offer: Do NOT guarantee that the offer will start by any given date. The exchange program is subject to management’s decision regarding if and when the offer will begin.

2. NEVER give any advice about whether someone should participate in the offer.

3. NEVER answer a question via e-mail or by leaving a voicemail. This is because we have to file with the SEC all written (and, for all practical purposes, recorded) communications made on behalf of Google about the offer. We want to avoid having to make more filings than necessary, as they are expensive and, if incorrect information is given to employees (or correct information that no one else has), we will have to take a series of complicated corrective steps.

4. IF you forget and leave a voicemail or send an e-mail, please tell us right away by calling                      or                     .

5. DO answer questions by referring to the documents and sending people to the website                      and the tools. We expect that most of the questions will be easily answered by pointing to one or more of the FAQs that will be included in the “Summary Term Sheet” section of the offer documents that will be filed with the SEC and posted to                      when the program launches. As mentioned in Laszlo’s email, due to certain regulatory constraints we will not be able to answer some employee questions until the program officially launches. If you can’t find the answer in the documents, DON’T give an answer – please direct employees to                     .

6. DON’T make any assumptions about the terms of the offer. Even if an answer may seem obvious, be careful. If the answer is not covered in the written materials we have provided, it is not a term of the offer and you shouldn’t answer the question.

The option exchange described in this e-mail has not launched. When the option exchange begins, Google will provide you with written materials explaining the terms and timing. You should read these materials carefully when they become available because they will contain important information about the option exchange. When the offer period begins, Google will file these materials with the Securities and Exchange Commission (SEC) as part of a tender offer statement. Googlers will be able to obtain these written materials and other documents filed by Google with the SEC free of charge from the SEC’s website at www.sec.gov or by email at                             .